SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                       MainStreet BankGroup Incorporated
          ------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   560633109
          ------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages

CUSIP NO. 560633109                13G                 Page 2 of 4 Pages

------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Piedmont Company                 54-6035647
------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a)  / /
                                             (b)  / /
------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Virginia
------------------------------------------------------------------------
          NUMBER OF      5    SOLE VOTING POWER
           SHARES                      437,402.0000  (3.66%)
        BENEFICIALLY     -----------------------------------------------
          OWNED BY       6    SHARED VOTING POWER
            EACH                       199,817.8204  (1.67%)
          REPORTING      -----------------------------------------------
           PERSON        7    SOLE DISPOSITIVE POWER
            WITH                       730,152.4872  (6.09%)
                         -----------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                                       199,817.8204  (1.67%)
------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,045,800.2237  (8.72%)
------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                      / /
------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.72%
------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                              BK
------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer
          MainStreet BankGroup Incorporated


Item 1(b) Address of Issuer's Principal Executive Offices
          1 Ellsworth Street
          Martinsville, Virginia  24112


Item 2(a) Name of Person Filing
          Piedmont Company


Item 2(b) Address of Principal Business Office
          c/o MainStreet Trust Company, N.A.
          P.O. Box 5228
          Martinsville, Virginia  24115-5228


Item 2(c) Citizenship
          U.S. - Virginia


Item 2(d) Title or Class of Securities
          Common Stock


Item 2 (e) CUSIP Number
           560633109


Item 3 If this Statement is filed pursuant to Rules 13d-1(b), check whether person filing is
          A:_________________________________________________
            (X) Bank as defined in Section 3(a)(6) of the Act


Item 4  Ownership
          (a)  Amount beneficially owned   1,045,800.2237
          (b)  8.72%
          (c)  No. of shares:
               1.  sole power to vote        437,402.0000
               2.  shared power to vote      199,817.8204
               3.  sole dispositive power    730,152.4872
               4.  shared dispositive power  199,817.8204


                               Page 3 of 4 Pages

Item 5  Ownership of Five Percent or Less of a Class:
          Not Applicable


Item 6  Ownership of More Than Five Percent on Behalf of Another Person:
          Beneficiaries of affected trusts and estates have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the MainStreet Common Stock, but no one such person has any right or power as respects 5% or more of the class.


Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company:
          Not Applicable


Item 8  Identification and Classification of Members of Group:
          Not Applicable


Item 9  Notice of Dissolution of Group:
          Not Applicable


Item 10 Certificate
          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT PIEDMONT IS, FOR PURPOSES OF SECTIONS 13 (d) OR 13(g) OF THE ACT, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED HEREBY.


January 30, 1998                   Piedmont Company


                                   By:  /s/ Nena M. Lovell
                                        -------------------------
                                        Nena M. Lovell
                                        Partner


                               Page 4 of 4 Pages